UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

LaBRANCHE & CO INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

505447102

(CUSIP Number of Class of Securities)

George M.L. LaBranche, IV

33 Whitehall Street

New York, NY 10004

(212) 425-1144

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Michael J. Aiello

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Tel: (212) 310-8000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$69,000,000	$4,919.70

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 15,000,000 shares of common stock at the tender offer price of $4.60 per share.
**	The Amount of Filing Fee calculated in accordance with Rule 0–11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the filing fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,919.70	Filing Party: LaBranche & Co Inc.
Form or Registration No.: Schedule TO	Date Filed: January 29, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxe(s) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by LaBranche & Co Inc., a Delaware corporation (“LaBranche” or the “Company”), on January 29, 2010, as amended by Amendment No. 1 to Schedule TO filed by the Company on February 9, 2010, pursuant to Rule 13e-4 under the Securities Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase up to 15,000,000 shares of its common stock, par value $0.01 per share, at a price of $4.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 29, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

This Amendment No. 2 is being filed solely to reflect the fact that the Company has supplemented the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as described in Amendment No. 1, and has filed the full text of each herewith as Exhibits (a)(1)(I), (a)(1)(J), (a)(1)(K) and (a)(1)(L), respectively.

Pursuant to Rule 12b-15 under the Exchange Act, the information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2010	LABRANCHE & CO INC.

	By:	/s/ JEFFREY A. MCCUTCHEON
	Name:	Jeffrey A. McCutcheon
	Title:	Senior Vice President and Chief Financial Officer

Exhibit Index

(a)(1)(A)**	Offer to Purchase dated January 29, 2010.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 29, 2010.

(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 29, 2010.

(a)(1)(F)**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release, dated January 29, 2010, incorporated by reference from Exhibit 99.1 to LaBranche’s Current Report on Form 8-K dated January 29, 2010.

(a)(1)(H)**	Summary Advertisement dated January 29, 2010.

(a)(1)(I)*	Supplement, dated February 9, 2010, to the Offer to Purchase, dated January 29, 2010.

(a)(1)(J)*	Letter of Transmittal, as supplemented on February 9, 2010.

(a)(1)(K)*	Notice of Guaranteed Delivery, as supplemented on February 9, 2010.

(a)(1)(L)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, as supplemented on February 9, 2010.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)	Exchange Agreement by and among LaBranche & Co Inc., LaB Investing Co., L.L.C. and the members of LaB Investing Co. L.L.C. listed on Schedule A thereto. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(2)	LaBranche & Co Inc. Amended and Restated Annual Incentive Plan. (Incorporated by reference to Exhibit 10.4 of our Annual Report on Form 10-K for the year ended December 31, 2006, filed March 1, 2007.)

(d)(3)	Form of Employment Letter between LaBranche & Co Inc. and its executive officers. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(4)	Form of Agreement Relating to Noncompetition and Other Covenants. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(5)	Form of Pledge Agreement. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(6)	Stockholders’ Agreement by and among LaBranche & Co Inc. and the Stockholders listed on Schedule I thereto. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

(d)(7)	Amended and Restated LaBranche & Co Inc. Equity Incentive Plan. (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (Registration No. 333-102607), effective January 21, 2003.)

(d)(8)	LaBranche & Co Inc. Amended and Restated Senior Executive Bonus Plan. (Incorporated by Reference to our Current Report on Form 8-K, filed on May 18, 2006.)

(d)(9)	Form of Restricted Stock Unit Agreement. (Incorporated by reference to our Annual Report on Form 10-K, filed on March 16, 2005.)

(d)(10)	Form of Change in Control Agreement, dated September 18, 2007, between the Company and each of Jeffrey A. McCutcheon and Stephen H. Gray. (Incorporated by reference to our Quarterly Report on Form 10-Q, filed on November 8, 2007.)

(d)(11)**	LaBranche & Co Inc. 2010 Equity Incentive Plan

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.
**	Previously filed on Schedule TO on January 29, 2010.

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